Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No. of Subject Company: 000-30203

STRICTLY COMPANY CONFIDENTIAL

NUANCE/SCANSOFT

MERGER ANNOUNCEMENT

EXTERNAL FAQ

Updated: 9 May, 2005

STRICTLY COMPANY CONFIDENTIAL

GENERAL

Q.	Why did the companies decide to merge their businesses?

A.	Speech solutions have transformed the way people communicate and interact with information, devices and systems. As industries increasingly turn to speech solutions to manage and improve customer interactions, combining our organizations creates a trusted provider of industry-defining technologies and applications. The combined company will be better equipped to meet expanding customer and partner requirements, and better armed to compete against large, well-resourced companies in an increasingly competitive market.

Q.	Why are the companies merging now?

A.	Bringing together the talents and resources of the two companies will not only help provide focus to building the market but will also accelerate the technical developments, which will lead to more affordable, easier to deploy and manage solutions. Together, the combined organization will have the people, technologies and resources to fuel innovation and develop next-generation speech solutions that propel the industry forward and deliver enhanced value to customers.

STRICTLY COMPANY CONFIDENTIAL

Q.	What do you see as the opportunities for the combined company going forward?

A.	Speech technology has the power to change the way people communicate and interact with information – across virtually every type of device and for all types of applications. The great opportunity for the combined company is to make this shared vision a reality. By combining resources we can more heavily invest in building today’s market but also invest in the technologies, services, and applications that will serve customers and partners in the future.

Q.	How does this announcement fit into both Nuance and ScanSoft’s respective growth strategies?

A.	Core to both companies’ growth strategies is growing the use and utility of speech solutions. The merger is a combining of experience, resources and IP that will better enable the new company to do just that.

Q.	What will be the name of the combined company?

A.	The combined company will assume the name “Nuance” after the transaction closes. The Nuance brand is widely respected in the speech market and is inclusive enough to serve as an identity for the combined company’s entire product line.

Q.	How many employees does ScanSoft have? Nuance?

A.	As of March 31, 2005, ScanSoft had approximately 900 employees and Nuance approximately 290.

STRICTLY COMPANY CONFIDENTIAL

TRANSACTION - GENERAL

Q.	What are the terms of the transaction?

A.	ScanSoft will acquire all of the outstanding common stock of Nuance, merging the two organizations into a single company. Under the terms of the agreement, ScanSoft will issue approximately 28 million shares of its common stock to Nuance shareholders, who will receive 0.77 shares of ScanSoft common stock for each share of Nuance common stock that they own. Additionally, each Nuance shareholder will receive $2.20 of cash per share of Nuance common stock owned. The transaction is valued at approximately $221 million based on the closing price of ScanSoft common stock of $4.46 per share on May 6, 2005, or $122 million net of Nuance’s cash and equivalents of $98.7 million on March 31, 2005, which includes $11.1 million of restricted cash.

Q	What are the financial projections for the combined company?

A.	Upon closing, ScanSoft expects to have approximately $80 million in cash and marketable securities. The transaction is expected to generate cost synergies between $25 million and $30 million per year through headcount reductions, office site consolidations and elimination of duplicate operating expenses. In ScanSoft’s fiscal year 2006, the company expects combined revenue to exceed $315 million. ScanSoft expects that the transaction will be accretive to ScanSoft shareholders for fiscal year 2006.

Q.	Will the combined organization continue to look for M&A opportunities?

A.	Yes, as part of the combined company’s strategy, we will continue to pursue opportunities that will provide operational and strategic benefits.

STRICTLY COMPANY CONFIDENTIAL

TRANSACTION - TIMING

Q.	When will the transaction close?

A.	Pending regulatory and shareholder approvals, the companies expect the transaction to close in September 2005.

Q.	When will the two companies seek and receive shareholder approval?

A.	The companies will file a Form S-4 with the SEC. The special meetings of shareholders will be announced at a later date.

Q.	What is required to close the transaction? What key regulatory or third party consents will be required for this merger to take place?

A.	This transaction has been unanimously approved by both Boards of Directors and is subject to the approval of ScanSoft and Nuance shareholders and various closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The special meetings of shareholders will be announced at a later date.

TRANSACTION - ORGANIZATION

Q.	What will the management structure of the combined company be?

A.	Paul Ricci, Steve Chambers and John Shagoury will remain in their current positions at ScanSoft. Both ScanSoft and Nuance have strong, talented management teams and the combined company will take advantage of their skills as it scales the business. Decisions regarding management and structure will be made as the companies near the closing date later this year. As part of the agreement however, two of Nuance’s board members, including Chuck Berger, president and CEO of Nuance, will join the ScanSoft board of directors upon closing the transaction.

STRICTLY COMPANY CONFIDENTIAL

Q.	How will the integration process of the two companies be managed?

A.	The integration will be managed through an integration team that will include executives and employees from both companies in a variety of operational areas.

Q.	Does ScanSoft have experience successfully executing acquisitions like this?

A.	ScanSoft has demonstrated that it has the operational experience to integrate businesses, and expects to repeat its success in this transaction. With the help of the integration team, the company expects a smooth and timely integration of the two companies. The integration team comprising people from both companies will begin work this week.

Q.	Does ScanSoft anticipate divesting from its imaging business?

A.	ScanSoft’s imaging business is an important component of its growth and success and there are no plans to sell the business.

Q.	Do you anticipate a reduction in force as a result of this transaction?

A.	Headcount reductions will be necessary to achieve the synergies projected in the financial plans of the combined organization.

Q.	Will all of the reduction in employees come from one company or the other, or both companies?

A.	Both companies. The integration team is chartered to build the strongest possible combined organization and will begin work immediately to assess business requirements and make decisions about staffing and resources.

STRICTLY COMPANY CONFIDENTIAL

Q.	Where will the company’s headquarters be located? What happens to Nuance’s Menlo Park facilities? Montreal?

A.	Upon closing, the company will be headquartered in Burlington, Massachusetts, a suburb of Boston. ScanSoft expects to move its corporate headquarters into the new Burlington facility in June 2005. The company will maintain a significant presence in Menlo Park and Montreal.

PRODUCT / SOLUTIONS

Q.	How do the Nuance and ScanSoft product lines compare? Is there any product overlap? If yes, how will that be addressed?

A.	Nuance and ScanSoft have both enjoyed strong acceptance of their product lines through the years. Where overlap exists, we will work to garner the best of both, bringing forth an even stronger product in the given category. Customers can be assured that we are committed to not only deliver the best new products but also to protect their significant investment in technology and applications.

Q.	What product integration will happen and when will details be available?

A.	The companies believe that its broad, combined product portfolio will enable it to serve a larger market opportunity and better address customer requirements. The integration team will be evaluating the combined organization’s product portfolio and over time will utilize techniques and technologies from each company to improve the performance of its products. Neither company can disclose any detailed product integration plans until the transaction is closed.

Q.	Will the combined company continue to support both companies’ product offerings?

A.	All existing, currently supported ScanSoft and Nuance products will continue to receive support to protect customers’ significant investment and to maintain companies’ commitments to customer success. As demonstrated from past integrations, ScanSoft’s future development of an integrated product set will provide a smooth transition for ScanSoft or Nuance customers.

STRICTLY COMPANY CONFIDENTIAL

Q.	Does the combined company have plans for the Nuance Voice Platform (NVP) going forward?

A.	The combined company is committed to maintaining a channel-focused, channel-friendly distribution model. When integration planning begins, the company will evaluate the platform technology – and other ScanSoft and Nuance products – to develop specific plans for product, market and channel development. With respect to NVP in particular, the company intends to maintain commitments to support NVP customers and partners.

Q.	Why is this good for customers?

A.	ScanSoft and Nuance are two of the leading suppliers of speech technologies, spanning a number of areas including dictation, text-to-speech, network-based speech recognition, speaker verification and embedded/mobile markets and related professional services. By joining forces, customers can expect the combined organization to offer the broadest array of speech technologies available on a global scale to provide more complete solutions to customers and partners more effectively and efficiently. A key premise will be to ensure that customers will have as seamless a transition as possible.

Q.	Once the transaction is complete, how will the combined company ensure uninterrupted product support?

A.	The combined company will dedicate significant resources to ensure that customers experience minimal disruption during the integration and transition process. The combined company will maintain support and development organizations for existing products.

Q.	What do I do if I want to purchase, get training, or be trained on a Nuance products? How long will training be offered on Nuance products?

A.	ScanSoft is committed to Nuance customers and believes both training and support are critical components of providing a complete customer solution.

STRICTLY COMPANY CONFIDENTIAL

Q.	When will customers know who will be managing their account?

A.	We will remain and operate as independent entities until the acquisition is closed. In the interim, customers should continue to work through existing contacts for support, professional services, and sales to address any ongoing needs you may have.

BUSINESS PARTNERS

Q.	What does this mean for Nuance and ScanSoft business partners?

A.	The benefits to business partners are significant. First and foremost, the combined company will be firmly committed to an effective channel strategy and will continue to support its partners with investments in technology, account management, services and demand-generation. Secondly, the combined organization will offer customers a comprehensive speech portfolio with expertise in all speech domains. Third, the combined organization brings together a strong array of resources to continue a heritage of innovation and industry firsts. Lastly, a deep and experienced speech focused professional services organization will be available to assist business partners in providing services to thousands of applications worldwide.

Q.	For partners of Nuance, ScanSoft or both, how does the transaction affect the business relationship?

A.	Until the transaction closes, respective terms and conditions still apply.

Q.	When will business partners know who will be managing their account?

A.	The companies expect to close this transaction In September 2005. We will remain and operate as independent entities until the acquisition is closed. We encourage you to continue to work through your existing partner account manager for support, professional services, and sales to address any ongoing needs you or your customers may have.

STRICTLY COMPANY CONFIDENTIAL

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

STRICTLY COMPANY CONFIDENTIAL

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, expectations that the merger will be accretive to results, future expectations regarding the assets of the combined company, future expectations concerning available cash and cash equivalents, the growth of the speech industry and the demand for speech solutions, the future composition of the board of directors of the combined company, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated synergies and cost savings; the failure of the acquisition to be materially accretive in a timely manner; the failure to retain customers; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

May 9, 2005

Dear Partner,

As a valued business partner, we want you to be among the first to know about a significant announcement. The boards of directors for Nuance and ScanSoft have unanimously agreed to a merger, substantially strengthening the combined company’s position as a leading, comprehensive provider of speech software solutions. We would like to take this opportunity to thank all of our business partners and to affirm our commitment to you going forward.

With this merger, ScanSoft and Nuance bring forward a union of true, speech-focused talent and expertise, leading products, and IP. For you this means:

•	A more comprehensive speech portfolio with experience and capabilities in all speech domains and a shared commitment and passion to provide world-class solutions,

•	Increased access and availability to resources and services complementing your talents in developing and delivering solutions to meet current and future customer requirements, and

•	A dedication to partner success and market development, opening doors and equipping you for incremental, high growth opportunities needed to fuel your business.

Lastly, it’s important to communicate clearly and affirmatively that your investment choice in Nuance technology and applications is safe. Our goal is to provide you with the knowledge, tools, strategies, and support essential to drive your continued success, while ensuring that customers are satisfied and confident in our ability to meet their needs.

Until the merger is complete, Nuance will continue to operate as a standalone company. We encourage you to continue to use your existing contacts for support, professional services, and sales to address any ongoing needs you may have. Again, none of our commitments and agreements with you, our business partners, will change.

We are extremely excited about this combination. On behalf of all of the dedicated Nuance employees, I thank you for your business and look forward to our continued relationship.

Sincerely,

Charles W. Berger
President & CEO

Nuance. The New Voice of Business

1380 Willow Road | Menlo Park, Calif. | 94025

t: +1.650.847.0000 | f: +1.650.847.7979

www.nuance.com

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, future expectations regarding the assets of the combined company, the growth of the speech industry and the demand for speech solutions, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Nuance. The New Voice of Business

1380 Willow Road | Menlo Park, Calif. | 94025

t: +1.650.847.0000 | f: +1.650.847.7979

www.nuance.com

In a few minutes, I would have been on our quarterly results call. Instead, I will be joining Paul Ricci on a call to announce combining our companies to form a new, stronger company. The resulting company will be called Nuance.

The combined company will bring together great talent, resources, and IP. It will offer the broadest array of speech technologies, combining both companies’ strengths in network speech, including call center and directory assistance applications, ScanSoft’s embedded technologies for cell phones and automobiles, and products for dictation, especially health care dictation. Through this merging of assets, we will be well positioned to compete and grow in the face of a rush to this market by some of the largest and most powerful technology companies in the World, i.e. IBM and Microsoft. More importantly, Paul and I have agreed that by combining our companies, we will also be in the best position to advance, the still early stage speech industry, into stronger growth and maturity.

This is a business combination in every sense. Nuance shareholders will receive $2.20 in cash and 0.77 shares of ScanSoft stock in exchange for each of their Nuance shares. Nuance options with a strike price of $10.00 or below will be converted into ScanSoft options. There is serious and earnest intent to carry forward a significant amount of the Nuance technology and staff, across functions. Paul Ricci will be the CEO of the combined company. My ongoing operating role has yet to be determined by Paul and myself; however, I will be on the Board of Directors of the combined company as will one other Nuance Board member. I will also be heavily involved in the transition and integration of the companies. My commitment to you is to insure all that can be done, is done, to create long term success for all of you, our shareholders and our customers.

You all know my preference for contact sports. I love competition and playing to win. Along the way, I managed to coin a few phrases to raise all of our competitive spirits. At least one has become recognized across the industry, at least one lives in infamy in certain corridors of Nuance…and all of which now have to be set aside. If I may stretch the sports analogy a little further, this is not the end of the game, where one team lost and another one won. Rather, it’s the two best teams in one league combining to prepare themselves to compete at the next level. Two college teams, preparing to play against the pros…the pros with names like Microsoft, IBM and now Cisco. If it is not clear that the pros are after our space, witness the recent IBM – Cisco announcement. As if one of them alone is not formidable enough, they are partnering to deliver self-service speech based solutions!

If you came here because you have a passion for speech technology, I promise that you will still be working on the best speech technology on the planet with far more resources and ability to make quantum moves forward.

If you came here to build a great company, the results ScanSoft will announce for their March quarter, combined with ours and the critical mass that the combination of our businesses will create, will result in the creation of a great speech company.

If you came here to continue to build a career, there will be far more opportunities to grow in a larger, more diverse company, not to mention the lessons that will be learned as we integrate the two companies.

I know each of you will quickly ask, “how does this affect me personally?” For the moment let me assure you of a few things:

1)	A great many of you will have an opportunity to continue with the combined company.

2)	For those, who don’t continue, we will be offering meaningful retention programs, severance packages, and transition support to insure that you are rewarded for past and ongoing service to Nuance and have the financial support you need to transition to a new opportunity.

3)	We will work to let everyone know what their ongoing role will be as fast as possible.

If all goes well, we expect to close the merger late August or early September. This is dependent on numerous regulatory hurdles we must clear, which could delay the close to a later date. In the meantime, we must operate our business as an independent company and focus even more energy on meeting our business plan and objectives.

Over the next few days, we will be providing more details on the merger, the impact on employees, and the schedule. Please arrange your schedules to attend the meetings we will be having throughout the week.

This company and each individual in this company have always been known for doing the right thing and doing it in the best way possible. Combining these companies is the right thing to do. Now we must show, that like everything else Nuance has done, we will do this in the best way possible.

Chuck

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, future expectations regarding the assets of the combined company, the growth of the speech industry and the demand for speech solutions, the future composition of the board of directors of the combined company, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction; the ability to successfully integrate operations and employees; the failure to retain customers; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.